Exhibit 99.1

Cizzle Brands Corporation Announces Updated Effective Date for Share Consolidation

Post-Consolidation Common Shares are expected to begin trading on Cboe Canada on Tuesday, November 3, 2026

TORONTO, ONTARIO, CANADA – October 29, 2026 – Cizzle Brands Corporation (Cboe Canada: CZZL; OTCQB: CZZLF; Frankfurt: 8YF) (“Cizzle Brands” or the “Company”), the sports nutrition company that is elevating the game in health and wellness, today announced an update to the timing of the consolidation of its common shares (the “Common Shares”) on the basis of one post-consolidation Common Share for every 25 pre-consolidation Common Shares (the “Consolidation”) previously announced on October 26, 2026. The Consolidation is now scheduled to take effect on Tuesday, November 3, 2026 (the “Effective Date”).

Subject to final approval from Cboe Canada Inc. (“Cboe”), the post-Consolidation Common Shares are expected to commence trading on Cboe at market open on the Effective Date under the existing ticker symbol “CZZL”. The Common Shares will continue to trade on a pre-Consolidation basis until then.

All other details of the Consolidation, including the treatment of fractional Common Shares, the adjustment of the Company’s outstanding convertible securities, and the exchange process for registered and beneficial shareholders, remain as described in the Company’s press release dated October 26, 2026, which is available under the Company’s profile on SEDAR+ at www.sedarplus.ca.

About Cizzle Brands Corporation

Cizzle Brands Corporation is a vertically integrated sports nutrition company that is elevating the game in health and wellness. Through extensive collaboration and testing with leading athletes and trainers across several sports, Cizzle Brands has launched three game-changing brands: (i) CWENCH Hydration™, a better-for-you sports drink that is now carried in over 6,900 locations in Canada, the United States, and Europe; (ii) Spoken™ Nutrition, a premium brand of athlete-grade nutraceuticals that carry the prestigious NSF Certified for Sport® qualification; and (iii) HappiEats™, upgrading everyday eats with high-performance foods such as Sport Pasta™ and SnakStars™ Sport Bites. It also owns and operates The CWENCH Hydration Factory, a manufacturing facility that produces CWENCH Hydration and other leading beverage brands in Tetra Pak packaging. All Cizzle Brands products are designed to help people of all ages achieve their best in competitive sports and in living a healthy, vibrant, active lifestyle.

For more information about Cizzle Brands, please visit: https://www.cizzlebrands.com

For more information about CWENCH Hydration™, please visit: https://www.cwenchhydration.com

For more information about Spoken™ Nutrition, please visit: https://www.spokennutrition.com

For more information about HappiEats™, please visit: https://www.myhappieats.com

On behalf of the Board of Directors of the Company,

CIZZLE BRANDS CORPORATION

“John Celenza”

John Celenza, Founder, Chairman, and Chief Executive Officer

For further information, please contact:

Setti Coscarella

Head of Corporate Development
investors@cizzlebrands.com
1-844-588-2088

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This news release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this news release are forward-looking statements, including statements regarding the timing of the Consolidation, the commencement of trading of the post-Consolidation Common Shares and the receipt of final approval from Cboe. Forward-looking statements contained in this news release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will,” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on the Company’s current expectations and are subject to inherent uncertainties, risks, and assumptions that are difficult to predict, including the risk that final approval of the Consolidation is not obtained from Cboe on the anticipated timeline or at all, and the risk that the proposed listing of the Common Shares on a U.S. national securities exchange is not approved or completed. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully under the heading “Risk Factors and Uncertainties” in the Company’s most recent Management’s Discussion and Analysis, under the heading “Risk Factors” in the Company’s most recent Annual Information Form, and under “Risk Factors and Uncertainties” in the Company’s other filings with the Canadian securities regulatory authorities, all of which are available under the Company’s profile on SEDAR+ at www.sedarplus.ca. Forward-looking statements contained in this news release are made as of this date, and Cizzle Brands Corporation undertakes no duty to update such information except as required under applicable law.

Neither Cboe nor its Regulation Services Provider (as that term is defined in the policies of Cboe) accepts responsibility for the adequacy or accuracy of this release.